EXHIBIT 99.77Q1

SUB - ITEM 77Q1.

On October 18, 2001, Section 3.14 of the Fund's bylaws was amended to read in its entirety as follows:

"Section 3.14. Retirement of directors. Effective with the elections of directors to be held at the annual meeting of stockholders in 1992, no person shall stand for election or reelection as a director of the Fund if that person would be 75 years old or older at the date of the proxy statement for the meeting of stockholders at which such election would take place, unless such person's candidacy shall have been approved by a unanimous vote of all of the directors then in office (other than any director whose candidacy is being approved.)"